Exhibit 99.2

GOLDEN HEAVEN GROUP HOLDINGS LTD.
C/O PROXY SERVICES
NO. 8 BANHOUHAICHUAN RD, XIQIN TOWN
YANPING DISTRICT, NANPING CITY, FUJIAN PROVINCE
CHINA 353001

SCAN TO
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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

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You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

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V55797-Z88375

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

GOLDEN HEAVEN GROUP HOLDINGS LTD.

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. RESOLVED AS A SPECIAL RESOLUTION, the amendment to Article 12 of the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the "M&A") to increase the votes per Class B ordinary share of the Company from 20 to 200 with effect from the date of the special resolution be approved, and the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice (the "Amended M&A") as the new memorandum and articles of association of the Company, in substitution for the M&A, such that each Class B ordinary share confers 200 votes on the holder of such shares.	☐	☐	☐
2. RESOLVED AS A SPECIAL RESOLUTION, the reorganization of the Company's share capital, to be effected at such time and date (the "**Effective Time**"), if at all, to be determined by the Company's board of directors (the "**Board of Directors**") in its sole discretion within one calendar year after the conclusion of the Meeting, as follows: (see below)	☐	☐	☐

(a) to increase of the Company's authorized share capital from US$200,000 divided into: (i) 1,800,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 200,000,000 Class B ordinary shares of par value of US$0.0001 each, to US$210,000 divided into: (i) 1,800,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 300,000,000 Class B ordinary shares of par value of US$0.0001 each (the "**Share Capital Increase**");

(b) upon completion of the Share Capital Increase, the Company's authorized share capital of US$210,000 to be divided into: (i) 1,800,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 300,000,000 Class B ordinary shares of par value of US$0.0001 each, be consolidated and divided at a share consolidation ratio of 1:50, such that the authorized share capital of US$210,000 will be divided into: (i) 36,000,000 Class A ordinary shares of par value of US$0.005 each, and (ii) 6,000,000 Class B ordinary shares of par value of US$0.005 each (the "**Share Consolidation**", together with the Share Capital Increase, the "**Share Capital Reorganization**"), where:

a. the then issued Class A Ordinary Shares and then issued Class B Ordinary Shares in the capital of the Company each with a par value of US$0.0001 per share at Effective Time will be consolidated and divided at a share consolidation ratio of 1:50 so as to become such whole number of Class A Ordinary Shares and Class B Ordinary Shares with a par value of US$0.005 per share (after rounding, if necessary) as shall result therefrom (collectively, the "**Consolidated Issued Shares**"); and

b. that, following the consolidation, the proportion between the amount paid and the amount, if any, unpaid on each consolidated share will be the same as it was immediately before the Share Consolidation in the case of the shares from which it was derived;

(c) at the Effective Time, the Fourth Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix B to this notice be adopted as the new memorandum and articles of association of the Company, in substitution for the Amended M&A then in effect, to reflect the Share Capital Reorganization; and

(d) the Board of Directors be authorized to do all other such acts and things as the Board of Directors considers necessary or desirable for the purposes of the transactions contemplated by the Share Capital Reorganization, including determining whether to proceed with the Share Capital Reorganization by the Effective Time, determining the Effective Time, confirming the number of the Consolidated Issued Shares, and instructing the registered office provider or transfer agent of the Company to complete the necessary filing(s) to reflect the Share Capital Reorganization (if at all).

	For	Against	Abstain
3. RESOLVED AS AN ORDINARY RESOLUTION:	☐	☐	☐

(a) the re-election of Jin Xu as a director of the Company to hold office until the next annual general meeting or until his respective successor is elected and duly qualified;

(b) the re-election of Bin Chen as an independent director of the Company to hold office until the next annual general meeting or until his respective successor is elected and duly qualified;

(c) the re-election of Daofu Lin as an independent director of the Company to hold office until the next annual general meeting or until his respective successor is elected and duly qualified;

(d) the re-election of Michael John Viotto as an independent director of the Company to hold office until the next annual general meeting or until his respective successor is elected and duly qualified; and

(e) the re-election of Jinhua Wang as a director of the Company to hold office until the next annual general meeting or until his respective successor is elected and duly qualified.

	For	Against	Abstain
4. RESOLVED AS AN ORDINARY RESOLUTION, that the re-appointment of ASSENTSURE PAC as the independent registered public accounting firm of the Company for the fiscal year ended September 30, 2024 be approved, ratified and confirmed.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement and Articles of Association are available at www.proxyvote.com. V55798-Z88375 GOLDEN HEAVEN GROUP HOLDINGS LTD. Annual General Meeting of Shareholders September 10, 2024 9:30 a.m., Eastern Time This proxy is solicited by the Board of Directors The undersigned shareholder of Golden Heaven Group Holdings Ltd., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated August 9, 2024, and the revised Notice and Supplemental Proxy Statement for the Meeting, each dated August 12, 2024 and hereby appoints of or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on September 10, 2024,at 9:30 a.m., Eastern Time, at No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/GDHG2024, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth herein as specified by the undersigned on the reverse. Continued and to be signed on reverse side